Exhibit 99.1

Operational EBIT of NOK 837 million in the fourth quarter

(Oslo, 17 February 2016) Marine Harvest achieved an operational EBIT of NOK 837 million in the fourth quarter of 2015, compared to NOK 1 032 million in the corresponding quarter of 2014.

Supported by the good results, a strong forward market, and a solid financial position, the Board has resolved a quarterly dividend of NOK 1.40 per share.

- I am very pleased with another record-breaking quarter in Marine Harvest Fish Feed. We are seeking to expand our feed activity with a new feed factory in Scotland, says CEO Alf-Helge Aarskog.

Marine Harvest Group reported operational revenues of NOK 8 060 million (NOK 6 863 million) in the fourth quarter of 2015. Total harvest volume were 110 551 tonnes in the quarter (105 122 tonnes). Harvest guidance for 2016 is 436 000 tonnes, 4 000 tonnes lower than the previous guidance.

Salmon of Norwegian origin achieved an operational EBIT per kilo of NOK 12.14 (NOK 12.59) in the fourth quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of NOK -2.10 and NOK 3.32  respectively (NOK -3.42 and NOK 3.69). Salmon of Chilean origin reported operational EBIT per kilo of NOK -12.28 in the quarter (NOK 0.35). The figures include contribution from Sales and Marketing, including MH Consumer Products. MH Consumer Products reported an operational EBIT of NOK 89 million compared to NOK 117 million in the fourth quarter of 2014. MH Feed reported an operational EBIT of NOK 74 million (NOK 61 million).

-High production costs in all regions remains a concern. We see, however, that our Norwegian operation delivered good results even with the high sea lice mitigation costs. I'd like to recognize the efforts made by the employees who delivered the favourable results in the quarter, says Aarskog.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Kim Galtung Døsvig, IR Officer, Mobile: +47 908 76 339

About Marine Harvest Group
Marine Harvest Group is the world's leading seafood company and largest producer of farmed salmon, with presence in 24 countries and a total of 11 700 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," "plan," "goal," "target," "strategy," and similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA's registration statement on Form 20-F filed in 2014, including the section captioned "Risk Factors," contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Interim Report Q4 2015: http://hugin.info/209/R/1986635/728909.pdf
Presentation of 4th Quarter 2015: http://hugin.info/209/R/1986635/728911.pdf